EQUITY RESOURCE DOVER FUND LP
                                                 c/o Equity Resource Investments
                                                               44 Brattle Street
                                                             Cambridge, MA 02138

May 6, 2004

Offer To Purchase Units of
1999 Broadway Associates
For a Price of $10,000 per Unit

Dear Limited Partner:

The Equity Resource Dover Fund LP (the "Purchaser) has amended its offer to purchase limited partnership units in 1999 Broadway Associates Limited Partnership (the "Partnership"). The changes to the offer made as a result of the amendment are outlined in the enclosed materials. Included in the changes is a reduction in the number of units that the Purchaser is offering to acquire. The Purchaser is now offering to acquire up to 50 units. Other than the changes specified in the amended offer, all other terms of the offer, including the offer price and the expiration date remain the same.

Please read the original offer and the enclosed materials carefully. They contain important information concerning the Partnership, the Purchaser and the terms of the offer. Below are factors to consider in evaluating the offer. These factors are discussed in greater detail in the original offer sent to limited partners on April 20, 2005.

..   Market Weakness Could Have an Impact on Your Investment The Partnership owns an interest in a 42-story office tower and eight-story parking garage (collectively the "Property") located in Denver, Colorado's central business district. The Property had a vacancy rate of 15% as of year-end 2004 and currently has an additional 12% of its net rentable space on the sub-lease market. Lucent Technologies, the lessee of available sub-lease space, has vacated the space and will not renew its lease when it expires at the end of this year. On page 2 of its most recent financial statements, the Partnership states that, "because of the decline in the Denver real estate market, the Partnership may be unable to find a new tenant or tenants at rental rates that will generate cash flow sufficient to meet its debt service obligations."

..   No Recent Distributions The Partnership made a cash distribution of $141.73 per unit in 2002. There have been no distributions made since that time and no other distributions made since 1999.

..   Potential Tax Benefits on the Sale of Your Interest The sale of your units is a taxable event that may create tax benefits making a sale more advantageous at this time.

..   The Purchaser Estimated the Partnership's Net Asset Value in Determining its
    Offer Price In determining the offer price, the Purchaser calculated a net asset value of $17,847 for units in the Partnership. In determining its offer price of $10,000 per unit, the Purchaser applied an illiquidity discount to its NAV calculation.

..   Opportunity for Liquidity The Purchaser anticipates that the Partnership will continue to operate for the foreseeable future. By selling your units under the offer, you will terminate your investment in the Partnership and eliminate future K-1 reporting for this Partnership.

..   Effects of a Sale of Your Units Limited partners who sell their units will be giving up the opportunity to participate in any future benefits associated with ownership of units, including the right to participate in any future distribution of cash or property, including any proceeds associated with a liquidation of the Partnership.

..   Offer Price May Not Represent the Full Value of Your Units No independent party has been retained by the Purchaser or by any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price. No representation is being made as to fairness or to other measures of value that may be relevant to limited partners.

..   The Purchaser is Seeking to Acquire Units for Long-Term Investment Purposes
    The Purchaser is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy.

If you wish to sell your interest, complete the agreement of sale and assignment included with this letter and return it to us by May 20, 2005. Payment for properly tendered units will be made within ten business days following the close of the offer. If you have any questions regarding the offer or would like an additional copy of any of the materials, please call Equity Resource Investments LLC, the information agent for this offer, at (617) 876-4800.

Sincerely,

Equity Resource Dover Fund LP